

Mail Stop 3561

November 9, 2006

Mr. David A. Campbell
Executive Vice President and Acting Chief Financial Officer
TXU Corp.
1601 Bryan Street
Dallas, TX 75201-3411

> **Re:** **TXU Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 1-12833**

Dear Mr. Campbell:

      We have reviewed the responses in your letter filed on October 13, 2006 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Appendix A, page A-1

Financial Statements, page A-63

Notes to Financial Statements, page A-70

1. Significant Accounting Policies, page A-70

1.   We have reviewed your response to our prior comment number 2 and continue to believe that your discussion of the $1.02 impact of the accelerated share repurchase program settled in May 2005 represents a non-GAAP measure. Based

upon our understanding of your settlement liability, it appears that $1.02 was derived from the adjustment to reconcile the numerator for purposes of computing diluted earnings per share as a result of applying the guidance in EITF Topic D-72. We generally believe that any per share amounts presented other than that relating to net income, represent non-GAAP measures. Refer to Question number 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please also provide us a detailed reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share for all periods presented as required by paragraph 40 of SFAS 128 and revise your disclosure accordingly.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief

cc: Stan J. Szlauderbach
        Via Fax: (214) 812-6623